Schering pays out dividend of EUR 0.93 per share

Berlin, April 16, 2004 - The Schering AG (FSE: SCH, NYSE: SHR) Annual General Meeting today approved a dividend of EUR 0.93 per share as proposed by the Supervisory Board and the Board of Executive Directors. This means that the dividend remains unchanged at the level of the previous year. The total dividend pay-out for the financial year 2003 amounts to EUR 177.82 million.

"Despite a difficult environment, we achieved the second-best corporate result in the history of our company during fiscal year 2003. We successfully countered adverse trends by achieving good organic growth and efficient cost management", said Dr. Hubertus Erlen, Chairman of the Board of Executive Directors at Schering AG. "The dividend of 93 cents per share reflects our conviction in our solid business development. The Schering dividend has more than tripled within ten years."

The number of shares represented at this year's Annual General Meeting was
63.6 million (33.3 %).

The new Supervisory Board, which was appointed for a five-year term, assumed its responsibilities at the conclusion of the Annual General Meeting. All the previous shareholder members of the Supervisory Board were re-elected.

The recent election of new employee representatives to the Supervisory Board held on March 17, 2004 brought about the following changes: Newly elected representatives to the Supervisory Board are: Hans-Georg Bleeck, Detlef Pfotenhauer and Sabine Suepke. Retiring from the Supervisory Board are: Joachim Elsholz, Hans-Juergen Scheel and Guenter Schmitt.
Schering AG will publish its Interim Report for the first three months of 2004 on April 26, 2004.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de

Find additional information at: www.schering.de/eng